UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____) *

CORONUS SOLAR INC. formerly, INSIGHTFULMIND LEARNING, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

219857 109
(CUSIP Number)

Belectric, Inc.
8076 Central Avenue
Newark, California 94560
Telephone: (510) 896-3940
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 219857 109

1.	Names of Reporting Persons.

Belectric, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	_____
	(b)	__X___

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	10,974,000

8.	Shared Voting Power:	None

9.	Sole Dispositive Power:	10,974,000

10.	Shared Dispositive Power:	None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	10,974,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11):	41.06%

14.	Type of Reporting Person (See Instructions):	CO

Item 1.          Security and Issuer

Security:	Common Stock, no par value (“Common Stock”)
(CUSIP No. 45776U100)

Issuer:	CORONUS SOLAR INC.
1100-1200 West 73rd Avenue
Vancouver, British Columbia, Canada V6P 6G5

Item 2.          Identity and Background

(a)	Name of entity filing:	Belectric, Inc.

(b)	Place of organization:	California

(c)	Address:	8076 Central Avenue
Newark, California, USA 94560

(d)      During the last five years, Belectric, Inc. has not been convicted in any criminal proceeding.

(e)      During the last five years, Belectric, Inc. has been not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

Belectric Inc. (“Belectric”) acquired the 10,974,000 shares of common stock of the Issuer in a private transaction.  As reported in the Issuer’s Form 8-K filed with the SEC on April 1, 2011, on March 31, 2011, the Issuer and its wholly-owned subsidiary, Coronus Energy Corp. (“Coronus”), entered into a purchase agreement for utility-scale, ground-mount, solar photovoltaic (PV) power systems (the “Purchase Agreement”) with Belectric.  Under the Purchase Agreement, Coronus agreed to acquire a total of 21 MV_ac of utility-scale, ground-mount, solar PV power systems from Belectric for total consideration of $76,818,000, exclusive of taxes (the “Basic Price”).  Belectric acquired the 10,974,000 shares of common stock of the Issuer in exchange for payment of 15% of the Basic Price, or $11,522,700.  Prior to the acquisition of the 10,974,000 shares of common stock, Belectric held zero (nil) shares of common stock of the Issuer.

Item 4.          Purpose of Transaction.

Pursuant to the Purchase Agreement, the 10,974,000 shares of common stock of the Issuer were issued in consideration of Belectric receiving 15% of the Basic Price, or $11,522,700, of the utility-scale, ground-mount, solar photovoltaic (PV) power systems.

Belectric acquired 10,974,000 shares of common stock of the Issuer for investment purposes and has no present intention to acquire further securities of the Issuer, although Belectric may in the future acquire or dispose of securities of the Issuer through the market, privately or otherwise, as circumstances or market conditions warrant.

Item 5.          Interest in Securities of the Issuer.

Belectric, Inc.

(a)	Amount Beneficially Owned:		10,974,000 [1]
	Percent of Class:		41.06%
(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	10,974,000
	(ii)	Shared power to vote or direct the vote:	N/A
	(iii)	Sole power to dispose or direct the disposition of:	10,974,000
	(iv)	Shared power to dispose or direct the disposition of:	N/A

[1]  Shares of restricted common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As reported in the Issuer’s Form 8-K filed with the SEC on April 1, 2011, on March 31, 2011, the Issuer and its wholly-owned subsidiary, Coronus Energy Corp. (“Coronus”) entered into a purchase agreement for utility-scale, ground-mount, solar photovoltaic (PV) power systems (the “Purchase Agreement”) with Belectric, Inc. (“Belectric”).  Under the Purchase Agreement, Coronus agreed to acquire a total of 21 MW_ac of utility-scale, ground-mount, solar PV power systems from Belectric, for total consideration of $76,818,000, exclusive of taxes (the “Basic Price”).  Belectric acquired the 10,974,000 shares of common stock of the Issuer in exchange for payment of 15% of the Basic Price, or $11,522,700.

Under the Purchase Agreement, Coronus has until December 31, 2013, to deploy the solar PV systems.  Under the Purchase Agreement, Coronus is to provide the sites for the systems, pay for the utility interconnection requests and studies, and obtain the power purchase agreements and land use permits.  Additionally, Coronus is to provide Belectric with satisfactory proof of secured financing, on a per project basis, prior to the commencement of construction of each of the systems.  Under the Purchase Agreement, Belectric is to provide all services necessary for delivery to Coronus of turnkey, operation ready, solar PV systems, and for connection of the systems to the utilities’ grids.  Belectric agrees to design the systems to optimize revenue, with emphasis placed on the utilities’ time of delivery periods and factors.  Additionally, Belectric will be responsible for managing the operation of the solar PV systems, throughout the duration of the power purchase agreement underlying each system, and will receive, for the services to be provided, remuneration in the amount of $25 per kWp (DC rated output) per year.

Item 7.          Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BELECTRIC, INC.
a California corporation

Date: April 11, 2011	By:	DAVID TAGGART
David Taggart, President